UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                          to
Commission file number 1-3932
Full title of plan:         WHIRLPOOL 401(k) RETIREMENT PLAN
Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
WHIRLPOOL CORPORATION
Global Headquarters
2000 North M-63
Benton Harbor, MI 49022-2692

WHIRLPOOL 401(k) RETIREMENT PLAN
FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
Years Ended December 31, 2019 and 2018

Report of Independent Registered Public Accounting Firm

To Plan Participants and 401(k) Committee of Whirlpool Corporation 401(k) Retirement Plan
Benton Harbor, Michigan

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Whirlpool 401(k) Retirement Plan (the Plan) as of December 31, 2019 and 2018, the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis of Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2019 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but included supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BDO USA, LLP
We have served as the Plan’s auditor since 2019.

Grand Rapids, MI
June 26, 2020

WHIRLPOOL 401(k) RETIREMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2019	2018
Investments at fair value	2,825,498,722	2,356,771,371
Notes receivable from participants	54,761,291	54,116,306
Employer contributions receivable	$2,996,557	$2,897,082
Net assets available for benefits	$2,883,256,570	$2,413,784,759
See accompanying notes to financial statements.

WHIRLPOOL 401(k) RETIREMENT PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31,
	2019	2018
Additions
Investment income (loss):
Net appreciation (depreciation) in fair value of investments	$507,434,412	$(224,210,545)
Dividends on Whirlpool Corporation common stock	6,369,389	6,442,631
Other dividend income	22,196,497	20,711,796
Interest income	7,041,874	6,339,974
Total investment income (loss)	543,042,172	(190,716,144)
Interest income on notes receivable from participants	2,972,947	2,630,092
Contributions:
Employer contributions	84,225,308	80,226,798
Participant contributions	106,354,834	100,432,090
Rollover contributions	6,498,771	10,708,210
Total contributions	197,078,913	191,367,098
Total additions	743,094,032	3,281,046
Deductions
Benefit payments	271,948,610	321,843,936
Administrative expenses	1,673,611	1,633,079
Total deductions	273,622,221	323,477,015
Net increase (decrease) in net assets available for benefits	469,471,811	(320,195,969)
Net assets available for benefits:
Beginning of year	2,413,784,759	2,733,980,728
End of year	$2,883,256,570	$2,413,784,759
See accompanying notes to financial statements.

WHIRLPOOL 401(k) RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2019 AND 2018
(1)    DESCRIPTION OF PLAN
The Whirlpool 401(k) Retirement Plan (the Plan) is a defined-contribution plan sponsored by Whirlpool Corporation (referred to herein as the Employer, Company, Plan Sponsor, or Whirlpool). The following description of the Plan provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan’s provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).
Eligibility and Participant Contributions
U.S.-based full-time and part-time employees of Whirlpool are eligible to participate in the Plan upon employment. Participation in the Plan is voluntary. The Plan allows each participant to make tax-deferred contributions to the Plan by payroll deduction, each payroll period, in any whole percentage of eligible earnings up to 75%. Additionally, certain employees may make tax-deferred contributions to the Plan by directing a portion of any annual bonus due to the participant (up to 75% of such bonus) to be deposited into the Plan.
New employees are automatically enrolled in the Plan at 5% unless they affirmatively opt out of the Plan or make a different deferral election. Employees who are not participating or are participating at less than 5% are automatically re-enrolled in the Plan on an annual basis at 5%, unless they affirmatively opt out of re-enrollment or make a different deferral election. If a participant has been automatically enrolled or affirmatively elects to defer a portion of eligible earnings less than 15%, the participant’s deferral percentage will automatically be increased by 1% each January 1 until reaching 15%, unless the participant opts out of such increases.
The Plan limits participant contributions to the maximum allowable annual contribution as determined by the Internal Revenue Code (the IRC).
Participants who have attained age 50 by the end of the plan year are eligible to make catch-up contributions, in excess of such limits, but subject to the limitations of Section 414(v) of the IRC.
Participant contribution elections are made and can be adjusted on a daily basis by giving notice to the custodian via the voice response system, website, or customer service representative, to be effective, in most cases, as of the beginning of the next payroll period.
Employer Contributions, Vesting and Investment Options
The Plan’s provisions for the Employer’s discretionary matching contribution are to provide up to a 100% match of the first 3% of employee contributions and 50% of the next 2% of employee contributions. Employees are also eligible to receive an automatic Employer contribution equal to 3% of the employee’s eligible compensation. Employer discretionary matching and automatic contributions and tax-deferred contributions are 100% vested at all times.
Company contributions may be made in the form of cash or Whirlpool Corporation common stock. For the 2019 and 2018 plan years, $84,225,308 and $80,226,798 of the Company’s contributions, respectively, were made in cash. No contributions were made in shares of Company stock during 2019 and 2018.
The Whirlpool Corporation Common Stock Fund within the Plan is an employee stock ownership plan (the Whirlpool ESOP Plan). Automatic contributions made in Company stock may be initially invested in the Whirlpool ESOP Plan. Participants may also direct the investment of their accounts into the Whirlpool Corporation Stock Fund. Participants have the option to reinvest dividends in additional shares of Whirlpool stock in the Whirlpool ESOP Plan or to receive a cash payout quarterly. All dividends are 100% vested. The Plan does not restrict the participant’s ability to transfer amounts out of the Whirlpool Corporation Stock Fund, subject to the Company’s insider trading policy.
The participants’ contributions and the Employer’s discretionary matching and automatic cash contributions were invested in funds selected by the applicable participant. If a participant does not make an affirmative investment election, any contributions will be invested in the applicable target retirement fund with a target year closest to the year in which the participant will reach age 65.
A self-directed brokerage account is offered whereby participants can choose to invest a portion of their respective account in investments outside the Plan’s fund lineup. The self-directed brokerage account has certain trading and contribution restrictions.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

Benefit Payments
Upon termination, a participant with an account balance of $1,000 or less will receive a single lump-sum cash distribution equal to the value of his or her account. Participants with an account balance that exceeds $1,000 but does not exceed $5,000 will have their balance rolled over to an individual retirement account unless they elect to receive a distribution in cash. Participants with account balances in excess of $5,000 may elect to receive a lump-sum distribution, a monthly, quarterly, or annual installment option over a period of up to 10 years, roll over their account balances to an eligible retirement plan, or leave their account balances in the Plan.
Participant Accounts
Deposits and withdrawals from each investment fund and transfers among investment funds are made at the direction of the participants. The plan administrator is responsible for determining that such transactions are in accordance with the Plan.
Income, including market value adjustments, under each of these funds is allocated to the participants’ accounts daily based on each participant’s equity in the fund. Self-directed brokerage accounts are segregated accounts within the trust fund and are treated for investment purposes as an investment of the account of the participant who has the self-directed brokerage account.
The benefit to which a participant is entitled is equal to the value of the participant’s account.
Notes Receivable
The Plan provides for loans to participants in amounts up to the lesser of 50% of the eligible portion of a participant’s account balance or $50,000 reduced by the highest balance of all plan loans within the preceding 12 months, with a minimum loan amount of $500. Such loans are allocated to a separate loan account and treated for investment purposes as an investment of the account of the participant who received the loan. Participants may only borrow from the balance of their account resulting from elective deferrals and rollover contributions. In no event can a participant borrow more than $50,000. The loans are secured by the balance in the participant’s account and bear interest based on reasonable borrowing rates, which range from 4.25% to 10.5% on notes outstanding at December 31, 2019. The notes are repaid ratably through payroll deductions over a period of fifteen years or less. The term of the loan repayments ranges up to five years for general purpose loans and up to fifteen years for the purchase of a primary residence. Participants may not have more than one loan outstanding within a 12-month period.
Plan Termination
The Employer has not expressed any intent to terminate the Plan; however, it is free to do so at any time subject to the provisions of the IRC and ERISA.
(2)    SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP").
Payment of Benefits
Benefits are recorded when paid, except for loans in default which are accounted for as distributions and included in benefit payments at that time.
Investments Held by the Trust
All the investments of the Plan are held by the trust. The custodian invests assets of the trust according to the participants’ directions. Contributions, loan distributions and repayments, and benefit payments are specifically identified to the fund or funds within the trust to which assets of the Plan are credited. Except with respect to self-directed brokerage accounts and participant loans, which are segregated accounts, investment income and related expenses of the trust are allocated daily to the investment funds based on each investment fund’s proportionate share of the current value of the trust assets.
Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value. Whirlpool Corporation common stock is valued at the last reported sales price on an active national securities exchange on the last business day of the plan year. Mutual funds are valued at quoted market prices, which represent the net asset values of shares at year-end. The fair value of the participation units and shares owned by the Plan in the common and collective trust funds are based on the net asset values at year-end which are based on the fair value of the

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

funds’ underlying assets. Self-directed brokerage accounts primarily consist of mutual funds that are valued at quoted market prices, which represent the net asset values of shares at year-end. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) of investments consists of gains (losses) on investments bought and sold as well as held during the year.
Within the common and collective trust funds, the Vanguard Retirement Savings Trust III is designed to deliver safety and stability by preserving principal and accumulated earnings. Participant-directed redemptions have no restrictions; however, the Plan may be required to provide a one-year redemption notice to liquidate its entire share in Vanguard Retirement Savings Trust III.
All other trusts within the common and collective trust funds use an asset allocation strategy that is designed for investors planning to retire and leave the workforce in or within a few years of the target year. The common and collective trusts’ asset allocation will become more conservative over time. There are currently no redemption restrictions on these investments.
Notes Receivable from Participants
Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2019 or 2018. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.
Administrative Expenses
In general, the Plan’s expenses, except for broker commissions, self-directed brokerage account fees, portfolio transaction fees, record keeping fees, and investment management fees (all of which are paid by participants) are paid by Whirlpool, to the extent not paid out of forfeitures.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the plan administrator to make estimates and assumptions that affect the amounts reported in the financial statements, accompanying notes and supplemental schedule. Actual results may differ materially from those estimates.

(3)    FAIR VALUE MEASUREMENTS
Investments held by the Plan are stated at fair value. Fair value is measured based on an exit price, representing the amount that would be received upon selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. As such, fair value is a market-based measurement that should be based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, a three-tiered fair value hierarchy is established, which prioritizes the inputs to valuation techniques used in measuring fair values as follows: (Level 1) observable inputs such as quoted prices in active markets; (Level 2) inputs, other than the quoted price in active markets, that are observable either directly or indirectly; and (Level 3) unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.
See Note 2 for a description of the valuation techniques and inputs used for each general type of assets measured at fair value. There have been no changes in the techniques and inputs used to measure fair values at December 31, 2019. The Plan had no Level 2 or 3 assets or liabilities at December 31, 2019 and 2018.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

Assets measured at fair value are as follows:

December 31, 2019	Quoted Prices (Level 1)	Total
Mutual funds	1,146,161,443	$1,146,161,443
Self-directed brokerage accounts	24,983,894	24,983,894
Whirlpool Corporation common stock	184,401,386	184,401,386
	$1,355,546,723	$1,355,546,723
Common/collective trust funds measured at net asset value: *
Target retirement		1,183,528,065
Fixed income		286,423,934
Total common/collective trust funds		1,469,951,999
Total investments at fair value		$2,825,498,722

December 31, 2018	Quoted Prices (Level 1)	Total
Mutual funds	947,445,473	$947,445,473
Self-directed brokerage accounts	22,727,513	22,727,513
Whirlpool Corporation common stock	154,766,542	154,766,542
	$1,124,939,528	$1,124,939,528
Common/collective trust funds measured at net asset value:*
Target retirement		948,094,860
Fixed income		283,736,983
Total common/collective trust funds		1,231,831,843
Total investments at fair value		$2,356,771,371

*The investments in common/collective trust funds are measured at fair value using the net asset value per share (or its equivalent) as a practical expedient and have not been categorized in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the statements of net assets available for benefits.

The Plan's policy is to recognize transfers between levels of the fair value hierarchy as of the date of the event of change in circumstances that caused the transfer. There were no significant transfers between levels of the fair value hierarchy during 2019.
(4)    INCOME TAX STATUS
The Plan has most recently received a determination letter from the Internal Revenue Service (the IRS) dated September 8, 2014, stating that the Plan is qualified under Section 401(a) of the IRC and that the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended and is required to operate in conformity with the IRC to maintain its qualification. The Plan Sponsor believes the Plan is being operated in compliance with the applicable requirements of the IRC and therefore, believes the Plan, as amended, is qualified and the related trust is tax-exempt.
Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan. The Plan Administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2019 and 2018, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there currently are no audits for any tax periods in progress.
(5)    RISKS AND UNCERTAINTIES
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

(6)    RELATED PARTY AND PARTY-IN-INTEREST TRANSACTIONS
Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others. The Plan holds units of common and collective trust funds and shares of mutual funds managed by Vanguard Fiduciary Trust Company, the custodian of the Plan. The Plan also invests in the common stock of the Company. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transactions rules under ERISA. Certain Plan investments throughout the year represented shares of various types of investments that were managed by the Trustee. The Plan also pays certain professional fees for administrative, investment consulting and audit services for the Plan. The Plan paid $1,673,611 and $1,633,079 in administrative fees to the custodian during the years ended December 31, 2019 and 2018, respectively.
The Plan investments includes shares of common stock of the company, which is considered a party-in-interest. During the years ended December 31, 2019 and 2018, the plan recorded income related to dividends from shares of company common stock of $6,369,389 and $6,442,631, respectively. As of December 31, 2019 and 2018, the Plan owned 1,249,925 and 1,448,176 shares of company common stock, respectively. Notes receivable from participants are also considered party-in-interest transactions.
(7)    SUBSEQUENT EVENTS
On January 30, 2020, the World Health Organization (WHO) announced a global health emergency stemming from a new strain of coronavirus that was spreading globally (the COVID-19 outbreak). On March 11, 2020, the WHO classified the COVID-19 outbreak as a pandemic, triggering volatility in financial markets and a significant negative impact on the global economy. As a result, the Plan’s investment portfolio has incurred a significant decline in fair value since December 31, 2019. However, because the values of the Plan’s individual investments have and will fluctuate in response to changing market conditions, the amount of losses that will be recognized in subsequent periods, if any, and related impact on the Plan’s liquidity cannot be determined at this time.
On March 27, 2020, President Trump signed into law the Coronavirus Aid, Relief, and Economic Security (CARES) Act. The CARES Act, among other things, includes several relief provisions available to tax-qualified retirement plans and their participants. Whirlpool has evaluated the relief provisions available to plan participants under the CARES Act and has determined to adopt the following: special coronavirus distributions up to $100,000, suspension of required loan repayments for the rest of 2020 up to one year, and suspended required minimum distributions for 2020.
During March 2020, the Company announced that both the company discretionary matching and the automatic contributions for the Plan will be contributed in Company stock starting in May 2020. While the Company’s contributions to the Plan will initially be invested in the Whirlpool Employer Stock Fund, participants may immediately diversify the investment of the Company contributions to other Plan investment options.
No other subsequent events were identified through June 26, 2020, the date these financial statements were issued.

Supplemental Schedule

WHIRLPOOL 401(k) RETIREMENT PLAN
SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS
(Held at End of Year)
EIN 38-1490038        Plan #001
December 31, 2019

(a)	(b)	(c)	(d)	(e)
	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost	Current Value
	Common Stock
*	Whirlpool Corporation	Stock Fund	**	$122,644,810
*	Whirlpool Corporation	ER Stock Fund	**	61,756,576
				184,401,386
	Mutual Funds
*	Vanguard	Extended Market Index Fund: Inst'l Plus Shares	**	189,949,048
*	Vanguard	Vanguard FTSE All-World ex-US Index Fund: Inst'l Plus Shares	**	105,432,274
*	Vanguard	Growth Index Fund Inst	**	373,469,177
*	Vanguard	Institutional Index Fund Plus Shares	**	159,564,625
*	Vanguard	Prime Money Market Fund	**	426,622
*	Vanguard	Total Bond Market Index Fund: Inst'l Plus Shr	**	129,478,058
*	Vanguard	Value Index Fund Institutional Shares	**	187,841,639
				1,146,161,443
	Common/collective trust funds
*	Vanguard	Retirement Savings Trust III	**	286,423,934
*	Vanguard	Target Retirement 2015 Trust Plus	**	20,051,354
*	Vanguard	Target Retirement 2020 Trust Plus	**	152,687,632
*	Vanguard	Target Retirement 2025 Trust Plus	**	119,170,453
*	Vanguard	Target Retirement 2030 Trust Plus	**	209,904,570
*	Vanguard	Target Retirement 2035 Trust Plus	**	105,346,181
*	Vanguard	Target Retirement 2040 Trust Plus	**	203,302,152
*	Vanguard	Target Retirement 2045 Trust Plus	**	115,724,250
*	Vanguard	Target Retirement 2050 Trust Plus	**	114,869,995
*	Vanguard	Target Retirement 2055 Trust Plus	**	67,312,940
*	Vanguard	Target Retirement 2060 Trust Plus	**	34,156,700
*	Vanguard	Target Retirement 2065 Trust Plus	**	2,682,111
*	Vanguard	Target Retirement Income Trust Plus	**	38,319,727
				1,469,951,999
	Brokerage Funds
*	Vanguard	Self-Directed Brokerage Fund	**	24,983,894

*	Participant Loans	Interest rates from 4.25% to 10.5%, maturing at various dates through 2033		$54,761,291

	Total			$2,880,260,013

* Represents party-in-interest
** Investment is participant directed, therefore, historical cost is not required.

EXHIBIT INDEX
TO
FORM 11-K FOR
WHIRLPOOL 401(k) RETIREMENT PLAN

Exhibit Number	Description of Exhibit

23.1	Consent of Independent Registered Public Accounting Firm

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Whirlpool 401(k) Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Whirlpool 401(k) Retirement Plan

By:	/s/ JAMES W. PETERS
Name:	James W. Peters
Title:	Executive Vice President and Chief Financial Officer, Whirlpool Corporation
Date: June 26, 2020